SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated March 23, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	3479T	March 20, 2007
2.	Regulatory News Service Notice	3354T	March 20, 2007
3.	Regulatory News Service Notice	3333T	March 20, 2007
4.	Regulatory News Service Notice	2844T	March 20, 2007
5.	Regulatory News Service Notice	2833T	March 20, 2007
6.	Regulatory News Service Notice	2525T	March 19, 2007

07022292

SUPPL

dw 4/6

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

03/20/07 12:41 PM

To "eleanor.besserman@elen
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:3479T
Elementis PLC
20 March 2007

Elementis PLC
20 March 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Barclays plc

4. Full name of shareholder(s) (if different from 3):

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

15 March 2007

6. Date on which issuer notified:

20 March 2007

7. Threshold(s) that is/are crossed or reached:

5% to 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 26,488,987

Number of Voting Rights 26,488,987

Resulting situation after the triggering transaction

Number of shares	27,439,141
Number of voting rights	Direct 0
Number of voting rights	Indirect 27,439,141
% of voting rights	Direct 0
% of voting rights	Indirect 6.21%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights	27,439,141
% of voting rights	6.21%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Geoff Smith

15. Contact telephone number: 020 7116 2913

END
HOLILFVRVRIIFID

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

03/20/07 11:31 AM

To "eleanor.besserman@eleme <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:3354T
Elementis PLC
20 March 2007

Elementis PLC
20 March 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An event changing the breakdown of voting rights (see section 13)

3. Full name of person(s) subject to the notification obligation:

UBS Global Asset Management

4. Full name of shareholder(s) (if different from 3):

UBS Global Asset Management Life Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

14 March 2007

6. Date on which issuer notified:

20 March 2007

7. Threshold(s) that is/are crossed or reached:

Non-notifiable

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 22,808,672

Number of Voting Rights 22,808,672

Resulting situation after the triggering transaction

Number of shares Direct Non-notifiable

Number of voting rights Direct Non-notifiable

Number of voting rights Indirect Non-notifiable

% of voting rights Direct Non-notifiable

% of voting rights Indirect Non-notifiable

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights

% of voting rights

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

This disclosure has been made to fulfil the below FSA requirement.

The Transparency Directive states that where a major shareholder has not been required (because of an acquisition or disposal of voting rights or due to a change in the totoal of voting rights in issue) to make an announcement to the issuer prior to the 20th March 2007, then we must do so by that date in any event.

In addition to this please note that UBS are no longer required to include prime brokerage holdings in the disclosures under DTR5 under the Transparency Directive.

14. Contact name: Angela Huff

15. Contact telephone number: 020 7568 4981

END
HOLILFVEVIIIFID

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

03/20/07 11:22 AM

To "eleanor.besserman@elem...
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:3333T
Elementis PLC
20 March 2007

Elementis PLC
20 March 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

Implementation of Transparency Directive

3. Full name of person(s) subject to the notification obligation:

Aegon UK Group of Companies

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

n/a

6. Date on which issuer notified:

19 March 2007

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares n/a

Number of Voting Rights n/a

Resulting situation after the triggering transaction

Number of shares Direct 20,650,810

Number of voting rights Direct 20,650,810

Number of voting rights Indirect 125,000

% of voting rights Direct 4.67

% of voting rights Indirect 0.03

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 20,775,810

% of voting rights 4.7%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Aegon UK Group of Companies - parent undertaking of:

Aegon Asset Management UK plc
Aegon Investment Management UK ltd
Aegon ICVC

Proxy Voting:

10. Name of the proxy holder: Aegon UK Group of Companies

11. Number of voting rights proxy holder will cease to hold: n/a

12. Date on which proxy holder will cease to hold voting rights: n/a

13. Additional information:

14. Contact name: Miranda Beacham

15. Contact telephone number: 0131 549 3460

Annex to Notification Of Major Interests In Shares

A: Identity of the person or legal entity subject to the notification obligation:

Full name (including legal form for legal entities):

Aegon Asset Management UK plc

Contact address (registered office for legal entities):

Aegon House, 3 Lochside Avenue, Edinburgh Park, Edinburgh EH12 9SA

Phone number:

0870 60 90 101

Other useful information (at least legal representative for legal persons):

Ian G Young, Company Secretary
0131 549 6398

B: Identity of the notifier, if applicable

Full name:

Miranda Beacham

Contact address:

Aegon House, 3 Lochside Avenue, Edinburgh Park, Edinburgh EH12 9SA

Phone number:

0131 549 3460

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information:

END
HOLILFFEVFIIFID

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

03/20/07 06:22 AM

To "eleanor.besserman@elem.
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:2844T
Elementis PLC
20 March 2007

Elementis PLC
20 March 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Barclays plc

4. Full name of shareholder(s) (if different from 3):

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

14 March 2007

6. Date on which issuer notified:

20 March 2007

7. Threshold(s) that is/are crossed or reached:

6% to 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB000241548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 28,379,081

Number of Voting Rights 28,379,081

Resulting situation after the triggering transaction

Number of shares 26,488,987

Number of voting rights Direct 0

Number of voting rights Indirect 26,488,987

% of voting rights Direct 0

% of voting rights Indirect 5.99%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 26,488,987

% of voting rights 5.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Geoff Smith

15. Contact telephone number: 020 7116 2913

END
HOLILFLIVAIIFID

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

03/20/07 06:16 AM

To "eleanor.besserman@elem <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:2833T
Elementis PLC
20 March 2007

Elementis PLC
20 March 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Barclays plc

4. Full name of shareholder(s) (if different from 3):

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

13 March 2007

6. Date on which issuer notified:

20 March 2007

7. Threshold(s) that is/are crossed or reached:

5% to 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB000241548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 24,408,672

Number of Voting Rights 24,408,672

Resulting situation after the triggering transaction

Number of shares	28,379,081
Number of voting rights	Direct 0
Number of voting rights	Indirect 28,379,081
% of voting rights	Direct 0
% of voting rights	Indirect 6.42%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights	28,379,081
% of voting rights	6.42%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Geoff Smith

15. Contact telephone number: 020 7116 2913

END
HOLILFLIVFIIFID

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

03/19/07 01:14 PM

To "eleanor.besserman@eleme..........
<eleanor.besserman@elementis.com>
cc
bcc
Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:2525T
Elementis PLC
19 March 2007

Elementis PLC
19 March 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

N/A

6. Date on which issuer notified:
N/A

7. Threshold(s) that is/are crossed or reached:
N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

0241854

Situation previous to the Resulting situation after the triggering transaction

Number of shares N/A

Number of shares Voting Shares N/A

Resulting situation after the triggering transaction

Number of shares Direct 29,583,646

Number of voting rights Direct 29,583,646

Number of voting rights Indirect 575,833

% of voting rights Direct 6.695%

% of voting rights Indirect 0.130%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 30,159,479

% of voting rights 6.826%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Philip Mason

15. Contact telephone number: 01444 418127